ANNUAL INFORMATION FORM
(“AIF”)

of

AUGUSTA RESOURCE CORPORATION
(the “Company” or “Augusta”)
Suite 400, 837 West Hastings Street
Vancouver, British Columbia
V6C 3N6

Telephone: 604-687-1717
Facsimile: 604-687-1715
Website: www.augustaresource.com
E-mail: info@augustaresource.com

For the Year Ended December 31, 2011
Dated: March 19, 2012

-i-

ITEM 1:              PRELIMINARY NOTES

Effective Date of Information

This AIF is dated March 19, 2012, and unless otherwise indicated, the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2011 being the date of the Company’s most recently audited financial year end.

All financial information in this AIF is prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board..

Currency

All dollar amounts are expressed in United States dollars unless otherwise indicated.

Note Regarding Forward Looking Statements

This AIF contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning:

  expectations surrounding future financing or refinancings;
  the Company’s plans at the Rosemont Project including timing for final permits and construction;
  estimated production; and
  capital and operating and cash flow estimates.

Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses, requirements for additional capital, dilution, loss of material properties, interest rate increases, global economy, no history of production, speculative nature of exploration activities, periodic interruptions to exploration, development and mining activities, environmental hazards and liability, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems, commodity price fluctuations, uncertainty of production and cost estimates, the interpretation of drill results and the estimation of mineral resources and reserves, legal and regulatory proceedings and community actions, title and tenure matters, regulatory restrictions, permitting and licensing, volatility of the market price of the Company’s common shares, insurance, competition, hedging activities, currency fluctuations, loss of key employees, as well as those factors discussed in the section entitled “Risk Factors” in this AIF. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Readers are also advised to consider such forward-looking statements or information, which speak only as of the date the statements were made, while considering the risks set forth below under the section “Risk Factors”.

National Instrument 43-101 Definitions

Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 (“NI 43-101”). The definitions given in NI 43-101 are adopted from those given by the Canadian Institute of Mining Metallurgy and Petroleum and certain of those defined terms are provided herein.

Mineral Reserve

The term “mineral reserve” refers to the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resource

The term “mineral resource” refers to a concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

The term “measured mineral resource” refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

The term “indicated mineral resource” refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

The term “inferred mineral resource” refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Qualified Person	The term “qualified person” is an individual as such term is defined in NI 43-101.

ITEM 2:              CORPORATE STRUCTURE

Incorporation or Organization of Company

The Company was incorporated on January 14, 1937 by Articles of Incorporation Letters Patent pursuant to the Ontario Business Corporations Act under the name Hol-Lac Gold Mines, Limited. In 1985, after a period of dormancy, the Company began actively pursuing interests in mining properties. On July 3, 1997, the Company changed its name to Augusta Resource Corporation and on June 28, 1999 the Company was continued under section 187 of the Canada Business Corporations Act.

The Company’s registered office is at Suite 2900 – Five Bentall Centre, 550 Burrard Street, Vancouver, BC, V6C 0A3. The Company’s head office is located at Suite 400 – 837 West Hastings Street, Vancouver, BC, V6C 3N6. The Company also has an executive office located at Suite 1040, 4500 Cherry Creek Drive South, Glendale, Colorado, 80246. In addition, the Company’s wholly owned subsidiary, Rosemont Copper Company, has an office in Tucson, Arizona.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Newfoundland and Labrador and as such is required to make filings on a continuous basis thereunder. Such material information is available for inspection on the SEDAR website at www.sedar.com.

The Company’s fiscal year end is December 31 and its common shares trade in Canada on the Toronto Stock Exchange (“TSX”) and in the United States (“US”) on the NYSE Amex Equities (“NYSE Amex”) under the symbol “AZC”. The Company’s common shares also trade on the Frankfurt Stock Exchange (“FWB”) under the symbol “A5R”.

The Company has an unlimited number of common shares without par value authorized. At the date of this AIF, there were 144,196,058 shares issued and outstanding.

Subsidiaries

Effective October 1, 2008, the Company re-organized its ownership of Rosemont Copper Company and the Rosemont copper project by interjecting US and Canadian subsidiaries (the “Reorganization”). The Rosemont Copper Company remains wholly owned by Augusta, albeit indirectly through such corporate chain (the “Rosemont Corporate Chain”). In September 2010, the Company entered into an Earn-In Agreement with United Copper & Moly LLC (“UCM”) to earn up to a 20% interest in the Rosemont joint venture (the “Rosemont JV”). At December 31, 2011, UCM had earned a 7.95% interest in the Rosemont JV.

The Company currently has four wholly owned material subsidiaries, being Augusta Resource (Canada) Corporation (incorporated in British Columbia), Augusta Resource (US) Corporation (organized under the laws of Nevada), Augusta Resource (US) Holding Corporation (organized under the laws of Nevada) and Rosemont Copper Company (organized under the laws of Arizona).

ITEM 3:              GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

The Company is engaged in the acquisition, exploration and development of natural mineral resource properties. Currently the Company’s only material property is the Rosemont copper property located in Pima County, Arizona (“Rosemont”, or the “Rosemont Property” or the “Rosemont Project”) acquired in 2005 subject to a 3% Net Smelter Return Royalty (“NSR”). The Rosemont Property is currently comprised of approximately 17,500 acres (7,080 hectares) of patented and unpatented claims and fee land. Rosemont is approximately 50 kilometres southeast of Tucson, Arizona near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”). Rosemont contains an open-pit mineable copper/molybdenum/silver skarn deposit, as well as other exploration targets.

Development of the Rosemont Project

In November 2008, Augusta completed an update of Rosemont’s proven and probable mineral reserve estimate, which totalled 616.32 million tons of ore (including oxide and sulfide). This represented a 14% increase over the previous reserve estimate set out in the 2007 Feasibility Study.

Results of the mineral resource and mineral reserve update formed part of the Rosemont Copper Project Updated Feasibility Study completed in January 2009 (the “2009 Feasibility Study”). On March 20, 2009 the Company filed an amended copy of the 2009 Feasibility Study to include further details of the work program at the request of the British Columbia Securities Commission. The 2009 Feasibility Study re-confirmed Rosemont as an economically robust open pit copper/molybdenum mine with low development risk. The 2009 Feasibility Study concluded that while Rosemont is technically and economically feasible, there are opportunities for further optimization, and the project should press forward with development in anticipation of receiving the necessary permits.

For a more detailed discussion of the Rosemont Project refer to the “Material Mineral Property” section under “Narrative Description of the Business” below.

The Company staked an additional 112 claims totalling 2,314 acres surrounding the Rosemont Property in the fourth quarter of 2011. The claims were placed on the east side to better cover the property over areas of planned infrastructure needed for mine development. Claims were also placed along the west and southwest of the property to provide for additional buffer zones for the planned open pit and rock storage areas.

A total of 16.6 kilometres of geophysical lines were run at Rosemont during 2011. Data from the geophysical surveys identified several anomalies with IP responses similar or better to that of the Rosemont deposit. One encouraging anomaly was located to the northeast of the Rosemont deposit and was drill tested in the fourth quarter of 2011. Drill hole AR-2074 was located where the anomaly reached its shallowest extent, approximately 244 metres below the surface. This hole was drilled to a total depth of 1,070 metres and tested the full extent of the IP response, where the top of the anomaly was found to consist of moderate to strong sulfide mineralization. At 250 metres, a 38 metre interval occurred that contained 0.82 percent copper, 0.025 percent molybdenum and 6.5 grams per tonne of silver. A second drill hole, AR-2080, was completed in January 2012 to test the IP anomaly further to the south. The hole was drilled to a depth of 606 metres and was visibly observed to be the only weakly mineralized, with assays still pending.

Six holes were drilled in the fourth quarter 2011 to collect sample material for further metallurgical test work. The six metallurgical holes were drilled for a total of 2,331 metres, with 1,387 metres of mineralized core being logged and sampled for analysis. All of the laboratory analysis was complete by early January 2012 and is subsequently being used to guide the preparation of metallurgical composites to be used in an updated economic study in the second quarter of 2012. The assays will also be incorporated into the resource database to provide for more comprehensive data coverage in the central part of the deposit.

Following an evaluation of remaining inferred resources within the planned pit limits, three infill drill hole locations were identified that could reasonably contribute to the mineable reserves. All three holes were completed to depths of approximately 450 metres, with all containing good copper mineralization. These results will be used in the updated resource estimate which is scheduled to be completed in the second quarter of 2012.

Financings and Other Corporate Initiatives

On April 17, 2009, the Company closed a non-brokered private placement of 3.35 million units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$5,025,000. Each unit comprised one common share and one non-transferable share purchase warrant entitling the holder to purchase one common share at a price of Cdn$2.30 per common share until April 17, 2010.

In July 2009, the Company received written notification from the Arizona State Mine Inspector that the Rosemont Copper Project Mined Land Reclamation Plan had been approved. Also in July 2009 the Company announced the signing of an agreement by Rosemont Copper Company for the purchase of 23, 250-ton Caterpillar 793F haulage trucks from Empire Southwest LLC a Caterpillar dealership headquartered in Mesa, Arizona. Contingent with the purchase agreement signed by the parties, Augusta and Caterpillar Financial Services Corporation, USA have agreed on a term sheet for a capital lease of the Caterpillar trucks and other related equipment for an amount up to $100 million.

In progression with its business and development strategy, the Company required additional funding and in August 2009, the Company closed a Cdn$25 million bought deal financing, plus a 15% over-allotment option exercised in full, for gross proceeds of Cdn$28,758,740. The offering was conducted by a syndicate of underwriters led by Wellington West Capital Markets Inc. and included Cormark Securities Inc., CIBC World Markets Inc. and TD Securities Inc. for the issuance of 12,380,000 common shares plus 1,857,000 common shares pursuant to the over-allotment option at a price of Cdn$2.02 per common share.

In October 2009, Augusta retained Endeavour Financial International Corporation (“Endeavour”) as financial advisor with respect to project financing for the Rosemont Project.

In November 2009, the Company extended the annual payment in connection with the remaining $4,000,000 owing by Ely Gold and Minerals Inc. (“Ely”) in connection with the sale of the Company’s interests in the Mount Hamilton, Shell and Monte Cristo properties (the “Properties”). The original closing of the agreement occurred in late February 2008 for consideration of $6,625,000 in cash payable over a five year period, and warrants exercisable to purchase up to 3,000,000 shares of Ely for eighteen months after closing at the price of Cdn$0.50 per share. These warrants expired unexercised. The first payment of $1,625,000 was made on closing of the transaction and an additional $1,000,000 is payable each 12 months thereafter. On February 25, 2009, the Company received the first instalment payment of $1,000,000. The Company agreed to amend and extend the terms of payment of the remaining $4,000,000 owing for an additional two years ending in June 2015. As consideration for the extension, Ely issued to the Company 2,000,000 warrants, each exercisable into one common share of Ely at Cdn$0.25 per common share until May 16, 2011. The warrants were exercised on May 13, 2011. The shares of Ely’s subsidiary holding the Properties are pledged to the Company as its sole recourse for non-payment of any portion of the remaining purchase price.

On February 11, 2010, Augusta announced it signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) under which the Company agreed to sell to Silver Wheaton silver and gold ounces equal to 100% of the payable silver and gold to be produced by the Company’s Rosemont Project. Silver Wheaton will pay Augusta upfront cash payments totalling $230 million and payments of $3.90 per ounce of silver and $450 per ounce of gold delivered during the mine life, or the prevailing market prices, if lower. The drawdown of the cash payments is subject to Augusta receiving the Record of Decision (“ROD”) on its Rosemont Project.

On March 12, 2010, Augusta closed Cdn$32.5 million bought deal financing, conducted by a syndicate of underwriters led by TD Securities Inc. and Wellington West Capital Markets Inc. for the issuance of 11,820,000 common shares of the Company at a price of Cdn$2.75 per common share. Proceeds of this financing were used to advance the development of the Rosemont Property and for general working capital purposes.

On April 21, 2010, Augusta completed a $43 million senior secured loan agreement and a copper concentrate off-take agreement with RK Mine Finance Fund, formerly, Red Kite Explorer Trust (“Red Kite”). The loan bears interest at LIBOR plus 4.5% compounded quarterly and matures on the earlier of April 21, 2012 or the date of closing of the Rosemont Project senior debt financing facility (the “Red Kite Loan”). The Company also has a one-time option to declare, by October 22, 2011, an extension to the maturity date by one additional year for a 2% fee. In exchange for Red Kite’s consent to execute the Rosemont JV Agreement the one-time option was cancelled and the Company agreed to pay Red Kite $0.93 million for accrued interest to October 1, 2010. Under the copper concentrate off-take agreement, Augusta will supply Red Kite with 16.125% of Rosemont’s copper concentrate production per year until 483,750 dry tonnes of concentrate have been delivered. As part of the loan agreement the Company paid an origination fee of 2% and issued to Red Kite 1,791,700 warrants (the “Warrants”) exercisable at Cdn$3.90 per share expiring on April 22, 2013. Proceeds from the loan were used to retire the outstanding balance payable by Rosemont Copper Company under the Sumitomo Loan Agreement. On February 27, 2012, the Company and Red Kite signed a term sheet extending the maturity date of the loan to the earlier of April 14, 2013 or the closing of the senior debt financing for the Rosemont Project and such extension is subject to due diligence, regulatory approval and final legal documentation. In exchange for the extension, the Company agreed to extend the expiry date of the Warrants to April 23, 2014 and Rosemont committed to sell to Red Kite 80% of the annual copper cathode production of the Rosemont Project at market terms. At December 31, 2011, $2.67 million of loan interest has been accrued and is outstanding.

On August 27, 2010, the Company completed a private placement with HudBay Minerals Inc. (“HudBay”) for the sale of 10,905,590 units at Cdn$2.75 per unit for gross proceeds of approximately Cdn$30 million. Each unit consists of one common share and one-half of a share purchase warrant. Each full warrant was exercisable into one common share at a price of Cdn$3.90 per share for an eighteen month period expiring on February 27, 2012. HudBay exercised these warrants on March 18, 2011 on notice by the Company accelerating the expiry of the warrants to March 21, 2011.

The Rosemont Joint Venture

On September 16, 2010, Rosemont entered into an Earn-In Agreement with United Copper & Moly LLC (“UCM”), a company formed by Korea Resources Corporation and LG International Corp to hold its interest in the Rosemont JV. Pursuant to the Earn-In Agreement, UCM can acquire up to a 20% interest in the Rosemont JV by funding $176 million of project expenditures. UCM will fund a maximum $70 million for permitting, engineering, long-lead equipment purchases and ongoing support activities (collectively, Pre-Construction Costs”) and the remaining $106 million to fund construction. UCM and Rosemont Copper Company have also entered into a Joint Venture Agreement to establish their roles and responsibilities in the Rosemont JV and agreed to enter into an off-take agreement for 30% of the copper concentrates and 20% of copper cathode and molybdenum concentrates produced annually by the Rosemont Project. As funds for the Pre-Construction Costs are advanced UCM will earn its proportionate interest in the Rosemont JV. At December 31, 2011 UCM has earned a 7.95% interest in the Rosemont JV.

Environmental/Permitting

In July 2007 the Company formally filed the Mine Plan of Operations (“MPO”) with the U.S. Forest Service. The detailed plan for Augusta’s Rosemont Project includes progressive design, conservation and sustainability initiatives. Once approved, the final Rosemont MPO becomes a binding document that assures the MPO’s commitments, including reclamation and closure funding guarantees.

Water conservation is one of the most important components of the Company’s plan to operate the Rosemont Project. A total of 45,000 acre feet of water delivered by the Central Arizona Project has been stored in the Tucson active management area basin, enough for an estimated 8-9 years operating supply.

Using the MPO as a basis for permitting, the National Environmental Policy Act (“NEPA”) process was officially launched during the first quarter of 2008 when both the U.S. Forest Service and the Bureau of Land Management made determinations of completeness regarding Rosemont’s MPO. The MPO was deemed sufficient to initiate the process for preparing an Environmental Impact Statement (“EIS”) under federal law.

Applications for operation permits were initiated after submittal of the MPO. Of these, the 20-year groundwater withdrawal permit, was approved and issued by Department Water Resources in early 2008. In July 2009 the land reclamation plan was approved by the Arizona State Mine Inspector.

The EIS process is managed by the U.S. Forest Service. The ROD will be issued by the U.S. Forest Service and Bureau of Land Management for mining activities on public land and by the U.S. Army Corps of Engineers (“ACOE”) for mining activities within jurisdictional waters of the United States.

During 2010 a delay in the release of the Draft Environmental Impact Statement (“DEIS”) was announced by the U.S. Forest Service in order to complete an additional plan study and additional groundwater modeling of development plan alternatives. This adjustment to the DEIS schedule was necessary to allow the Forest Interdisciplinary Team and its third party contractors to produce a complete and comprehensive evaluation.

On November 16, 2010 the DEIS was delivered to the U.S. Forest Services, Coronado National Forest which included additional plant study and groundwater modelling of development plan alternatives for internal review. Copies of the preliminary draft DEIS were delivered by the U.S. Forest Service to the State of Arizona and local Cooperating Agencies for their final review on June 1, 2011. Upon completion of the various levels of review by the Regional Forest Service Office and the cooperating agencies, the DEIS was printed and released to the public on October 13, 2011 starting the 90-day comment period. The formal Notice of Availability (“NOA”) was issued on October 19, 2011 and the first public meeting was held on November 12, 2011. The NOA initiated the final 90 day public comment period. The final public hearing on the Rosemont DEIS was held on January 14, 2012 with a public comment submission deadline scheduled for January 18, 2012. Due to a technical problem with its computer system during the last hours available for submission of public comments, the USFS Coronado National Forest extended the comment submission period to January 31, 2012. The Company sees no material impact on the project’s schedule from this two week extension.

The San Francisco Environmental Protection Agency office is the final agency to submit comments to the U.S. Forest Service on the DEIS, joining the over 25,000 comments of which approximately 10,000 have been characterized as form letters or duplicates by the U.S. Forest Service. The receipt of these comments now allows the U.S. Forest Service to complete its response to comments and a final EIS for the Rosemont Project along with the Record of Decision (“ROD”). The Company is targeting for late second quarter or third quarter of 2012 for the release of a ROD with construction to start in mid-2012.

ACOE completed its 45-day public comment period for the draft Clean Water Act 404 permit on January 19, 2012. As part of the comment process, the U.S. Environmental Protection Agency (“EPA”), as an advisory agency, submitted a letter to the ACOE identifying the Rosemont permit as a candidate for review by the EPA and ACOE. The full EIS of the Rosemont Copper project already includes an extensive analysis and reviews conducted and completed by the technical experts and the numerous Federal and State agencies that addresses the impact of items listed in the EPA letter. The EPA letter identifies those subject areas that the EPA wishes to review in detail with ACOE. The Company will continue to work with the ACOE and EPA team to ensure that the EPA’s questions are answered fully and that the 404 permit meets the Clean Water Act compliance standards. Although the EPA plays an important advisory role in the 404 permit application process, the agency does not actually issue the permit, which is reserved for the ACOE.

The Arizona State Line Siting Committee issued its Certificate of Environmental Compatibility (“CEC”) to the Tucson Electric Power Company on December 19, 2011. The CEC specifies the selected route for the transmission line to the Rosemont Copper project, which runs parallel to the project's water pipeline.

The Air Permit when issued will establish the standards for air quality and emissions control for mining operations. On September 30, 2011, the Control Officer of the Pima County Air Quality Control District (“AQCD”) issued a denial of the Rosemont air permit application just weeks after releasing a draft permit. The Company filed a Notice of Intent to sue AQCD on June 23, 2011 and AQCD provided a draft permit for public comment, two days before the deadline to respond to Rosemont's notice. The draft permit was written by the AQCD with enforceable conditions that demonstrated compliance with all applicable regulations as a minor source. On September 2, 2011, Rosemont filed a lawsuit to compel the AQCD to take action on the permit application following the timelines as stipulated in the law. One day before the court deadline for the AQCD to respond to the Augusta’s filing of the lawsuit, the AQCD issued a permit denial, reversing its prior determination that Rosemont qualified as a minor source. On October 7, 2011, the Company filed a Notice of Appeal with the Pima County Air Quality Hearing Board (“Pima County AQHB”). A hearing with the Pima County AQHB was conducted in November 2011 and a decision to uphold the denial of the Rosemont air permit application was rendered on December 1, 2011 by the Pima County AQHB. On November 23, 2011, the Company submitted an application for air permit with the Arizona Department of Environmental Quality (“ADEQ”). On January 25, 2012, the application was considered administratively complete signifying the start of the technical review process for the permit application. The Company has met with ADEQ to discuss its concerns and the appropriate process for moving the process forward.

The Company continues working towards obtaining the following permits:

  The Aquifer Protection Permit when issued by the ADEQ will establish the operating standards and controls so that operations do not degrade groundwater. The ADEQ published a draft permit and held a public hearing on January 5, 2012. The hearing took place during the 45-day public comment period which ended on February 3, 2012. The Company anticipates the permit will be issued early in the second quarter; and

  The State Land Department Right of Way valuation and approval process will provide a route to get water and power to Rosemont.

Over the calendar year 2011, Rosemont permit applications for air emissions, ground water protection, powerline routes, waterline routes, and work within waters of the United States were advanced.

Engineering

The Company continued with the engineering throughout 2011. Detailed engineering work has been adjusted to match the revised construction schedule.

Director Change and Ongoing Support Activities

In June 2011, the shareholders of the Company elected John R. Brodie to its Board of Directors bringing exceptional financial oversight and governance experience to the Company’s Board.

Over the course of the last three years, the Company has hired additional personnel and promoted personnel within the organization both at the executive and operational levels and will continue to do so to meet the construction time line for the Rosemont Project. In March 2009 the Company appointed Gordon Jang to its executive team as Vice President, Corporate Controller. In September 2010 the Company opened an office in Toronto, Ontario when it hired Letitia Cornacchia as the Company’s Vice President, Investor Relations and Corporate Communications. In November 2010 the Company further enhanced its executive team by appointing Charles Magolske as Vice President, Business Development. Promotions within the organization during 2011 included Rodney Pace as Executive Vice President in addition to his role as Chief Operating Officer, James Sturgess as Senior Vice President, Corporate Development and Government Affairs, Purni Parikh as Vice President, Corporate Secretary and Katherine Arnold as Vice President, Environment and Regulatory Affairs. Also during the year ended December 31, 2011 a number of technical and operating personnel were added.

Since the commencement of permitting activities, the Company has maintained an active community relations program which includes maximizing the economic benefits to the region in which the Rosemont Project operates in, support of local and regional activities and maintain a community outreach program.

Augusta’s Objectives for 2012

Augusta’s key objective for 2012 is to work towards completing the EIS process and receiving the ROD on its Rosemont Project. To accomplish this, Augusta will have to secure all remaining required regulatory permits through the federal state and local regulatory process while maintaining an active community relations program, including support of local and regional activities. In addition, Augusta will need to advance detailed engineering, including earthwork, civil and structural design and advance project management with the intention of being ready for construction activities upon completion of the regulatory permits. The Company plans to hire additional project and operations personnel as the Company gears up for the start of construction. Finally, Augusta will need to follow through with its project financing strategy that will see 55%-65% of the estimated capital cost to be covered by equipment, concentrate off-take and bank debt financings. The Company expects to complete an updated resource, capital and operating cost estimate in the second quarter of 2012. A portion of the project capital cost will come from Silver Wheaton’s $230 million upfront cash payments for the sale of all of Rosemont’s silver and gold produced from Rosemont and UCM’s $106 million tranche 2 investment to earn an additional 12% interest in the Rosemont project.

ITEM 4:              NARRATIVE DESCRIPTION OF THE BUSINESS

The Company is engaged in the acquisition, exploration and, if warranted, development of natural mineral resource properties. The Company does not produce, develop or sell any products at this time. The properties that the Company has interest in are in the exploratory or development stage and are thus non-producing and consequently do not generate any significant operating income or cash flows from operations. Currently, the Company’s only material property is the Rosemont Property located in Pima County, Arizona.

The Company depends on equity capital and debt to finance its ongoing activities.

Specialized Skill and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of mine construction, permitting, geology, drilling, metallurgy, logistical planning and implementation of exploration programs as well as finance and accounting. It may be difficult to locate competent employees and consultants in such fields. So far, the Company has been able to locate and retain such employees and consultants and believes it will continue to be able to do so. In the event the Company cannot hire or retain specific technical personnel it may result in delays and increased costs as the Company proceeds with its planned business activities.

Competitive Conditions

Competition in the mining industry is intense. The Company competes with other mining companies, many of which have greater financial resources and technical facilities for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

The mining business is subject to volatility of the metal prices. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. The Company’s operations are related and sensitive to the market price of copper and, to a lesser degree to other metal prices such as molybdenum, silver and gold. Metal prices fluctuate widely and are affected by numerous factors such as global supply, demand, inflation, exchange rate, interest rates, forward selling by producers, central bank sales and purchases, production, global or regional political, economic or financial situations and other factors beyond the control of the Company.

Economic Dependence

The Company’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials. The Company has no revenue and does not expect to generate any revenues until completion of construction at the Rosemont Project and Rosemont reaches commercial production in 2014. As a result, the Company relies on equity and debt financing to finance its business activities and any adverse global economic crisis may cause a detrimental effect on the Company’s ability to raise equity and debt financings.

Environmental

The Company’s Rosemont Property is up to date and compliant with its environmental obligations and as such there are no material environmental liabilities. However, as the Rosemont Property reaches a stage of commercial viability, the Company will be required to comply with federal, state and local regulations prior to entering commercial production.

Employees

As at December 31, 2011, the Company had nine employees in the Vancouver, British Columbia office, two employees in its Toronto, Ontario office, ten employees in the Glendale, Colorado office and thirty five employees in Tucson, Arizona. As operations require, the Company also retains geologists, engineers, geophysicists and other consultants on a fee for service basis. Certain employees in the Toronto, Vancouver and Glendale office also have responsibilities with other publicly traded companies and the Company only pays for its share of the costs of these employees. Upon finalization of the permitting process, the Company will embark on a significant hiring program to ensure there is adequate staffing and that the staff is fully trained in time for commercial production.

Risk Factors

An investment in the Company’s common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should invest in the common shares of the Company. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators before investing in Company’s common shares. The risks described below are not the only ones faced. Additional risks that the Company currently does not foresee or believes to be immaterial may become important factors that affect the Company’s business. If any of the following risks occur, or if others occur, the Company’s business, operating results and financial condition could be seriously harmed and investors may lose all of their investment.

The Company has a history of losses and anticipates that it will continue to incur operating losses for the foreseeable future.

The Company has historically incurred loss from operations as evidenced by its financial statements, including the consolidated statements of comprehensive profit contained in its annual audited financial statements for the year ending December 31, 2011.

As the Company’s only material property is the Rosemont Property, the Company continues to assess other strategic opportunities for acquiring, exploring, advancing and developing mineral properties. The Company does not anticipate that it will earn any significant revenue from its operations until Rosemont reaches commercial production in 2014.

The Company will require additional capital to fund its business plans.

As of December 31, 2011, Augusta had a working capital deficiency of $17.63 million, including $44.98 million of the Red Kite Loan maturing on April 21, 2012. On February 27, 2012, the Company extended the maturity of the Red Kite Loan to the earlier of April 14, 2013 or the closing of the senior debt financing subject to due diligence, regulatory approval and final legal documentation. Augusta has minimal revenue from its operations and does not expect to generate any significant revenue until Rosemont is placed into commercial production. Augusta will require project financing to be in place by the time the ROD is expected to be issued late in the second or third quarter of 2012. Augusta may raise additional capital through debt or equity financing, and possibly production sharing arrangements or other means. Recent upheavals in the financial markets worldwide, particularly within Europe, could make it very difficult for Augusta to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

The Company has historically depended on distributions of its securities to fund its working capital and funding requirements.

Historically, the Company has raised funds principally through the sale of its securities. Additional equity financing would cause dilution to Augusta’s existing shareholders. In addition, the unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company’s common shares. As at the date of this AIF, 144,196,058 common shares of Augusta were issued and outstanding. In addition, Augusta had outstanding 8,702,706 convertible securities comprising of stock options, warrants, and restricted share units, which in aggregate may result in the issuance of 8,702,706 common shares.

The Company could lose its only material property in the event of a default under the Red Kite Loan Agreement.

The Company’s obligations under the Red Kite Loan are secured by the common shares and assets of Rosemont Copper Company, which holds title to the Company’s only material property. In the event of a default under the Red Kite Loan Agreement, if the Company is unable to immediately pay all accrued and unpaid interest and principal debt, Red Kite is entitled to take possession of the common shares and assets of Rosemont Copper Company and sell, lease, or dispose of such collateral including the Rosemont Property and apply the proceeds to the Company’s debt. If such an event occurs, the Company could lose its only material property and Augusta’s shareholders could lose their entire investment.

The Company’s Joint Venture Agreement with UCM could result in the possibility of deadlock

Under the Joint Venture Agreement with UCM, a number of important project decisions (including program and budget approval, the replacement of the operator and the terms and conditions of project financing) require unanimous approval of the parties, which means that each party to the Rosemont Joint Venture has a right to veto any of these decisions, which could lead to a deadlock.

The Company may be subject to risks relating to the global economy.

Market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede Augusta’s access to capital or increase the cost of capital.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where its cash position is unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. Increased market volatility may impact the Company’s operations which could adversely affect the trading price of the Company’s common shares.

The Company has no history of production and may never place any of its properties into production.

The Company’s properties are not in commercial production, and the Company has never recorded any revenues from mining operations. The Company expects to incur losses unless and until such time as its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of mining operations on its properties will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing development and commercial production of its properties is added. The amounts and timing of expenditures will depend on the progress of ongoing development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the acquisition of additional properties, and other factors, many of which are beyond its control. The Company may not generate any revenues or achieve profitability.

The Company’s exploration activities may not be commercially successful.

Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labour are risks involved in the conduct of exploration programs. The Company is currently advancing detailed engineering work in preparation for construction and as such it is largely beyond the exploration stage for its Rosemont Property. The success of mineral exploration and development is determined in part by the following factors:

  the identification of potential mineralization based on analysis;
  the availability of exploration permits;
  the quality of the Company’s management and its geological and technical expertise; and
  the capital available for exploration and development.

Substantial expenditures and time are required to establish or to add to existing proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

The Company’s exploration and development projects have not had any revenues from operations upon which to base estimates of future operating costs or future revenues from operations. Particularly for development projects, estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated.

Any of the following events, among others, could affect the profitability or economic feasibility of a project, unanticipated changes in grade and tonnage of ore to be mined and processed, unanticipated adverse geotechnical conditions, incorrect data on which engineering assumptions are made, costs of constructing and operating a mine in a specific environment, availability and costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, availability of surface tenure on which to locate processing and refining facilities, adequate access to the site, including competing land uses (such as agriculture and illegal mining), unanticipated transportation costs, and accidents, labour actions and force majeure events.

Exploration, development and mining involve a high degree of risk.

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather condition, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

The Company may be adversely affected by fluctuations in copper, molybdenum, silver, gold and other metal prices.

The value and price of the Company’s common shares, financial results, and its exploration, development and mining, if any, activities may be adversely affected by declines in the price of copper, molybdenum, silver, gold and other metals. Mineral prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. The price for metals can fluctuate in response to many factors beyond anyone’s ability to predict. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons, including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of the Company’s investments in the Rosemont Property and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company’s mineralized material estimates and financial condition, declining metal prices could impact operations by requiring a reassessment of the commercial feasibility of the Rosemont Project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Production and cost estimates may be worse than anticipated.

The decision by the Company to proceed with the development of the Rosemont Project was based on economic projections determined as part of the 2007 Feasibility Study process later supported by the 2009 Feasibility Study completed in January 2009. Included in these projections were estimates for metal production and capital and operating costs. Failure to achieve these production, capital and operating cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

The Company’s actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including; changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency rates.

Litigation may adversely affect the Company’s assets.

The Company may be involved in disputes with other parties in the future, which may result in litigation. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favorably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

Title to the Company’s properties may be subject to other claims.

Although the Company believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns, controls or has the right to acquire by option, there is no guarantee that title to such properties and other tenure will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

The Company is subject to risks related to community action.

All industries, including the mining industry, are subject to community actions. In recent years, communities and non-governmental organizations have become more vocal and active with respect to mining activities at or near their communities. These parties may take actions such as road blockades, applications for injunctions seeking work stoppage and lawsuits for damages. These actions can relate not only to current activities but also in respect of decades old mining activities by prior owners of subject mining properties.

Estimates of mineralized materials are subject to geologic uncertainty and inherent sample variability.

Although the estimated resources at the Rosemont Property have been delineated with appropriately spaced drilling, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations. Acceptance of these uncertainties is part of any mining operation.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and the Company cannot be certain that specific quantities of copper, molybdenum, silver, gold or other minerals will in fact be realized. There are numerous uncertainties inherent in estimating measured, indicated and inferred mineral resources and proven and probable mineral reserves including many factors beyond the Company’s control. The estimation of mineral resources and mineral reserves is necessarily a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretations, which may prove to be unreliable and different materially from actual results. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of its properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until a deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Government regulation may adversely affect the Company’s business and planned operations.

The Company believes the Rosemont Project complies with existing environmental and mining laws and regulations affecting its operations. Its mining, processing, development and mineral exploration activities, if any, will be subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. The Company can provide no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

A portion of the present Rosemont Property land position is located on unpatented mine and millsite claims located on US federal public lands. The right to use such claims are granted under the United States General Mining Law of 1872 (the “General Mining Law”). Unpatented mining claims are unique property interests in the US, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the US Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;
  reduce or prohibit the ability of a mining company to expand its operations; and
  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of any future mining operations at the Rosemont Property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on its business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company will require exploration and mining permits and licences.

No guarantee can be given that the necessary exploration and mining permits and licences will be issued to the Company or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with all conditions that are imposed. Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to the Company in a timely manner, or at all.

The Company’s operations are subject to environmental risks.

All phases of the Company’s operations are subject to federal, state and local environmental regulation in the jurisdictions in which the Company operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The Company cannot be certain that future changes in environmental regulation, if any, will not adversely affect its operations. Environmental hazards may exist on the properties on which the Company holds and will hold interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Production, if any, at its mines will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems then the Company may become subject to liability for hazards that it may not be insured against or for cleanup work that may not be insured.

The Company’s common shares may be subject to price and volume fluctuations and the market price for the common shares of the Company may drop below the price at which such common shares were purchased.

In recent years, securities markets have experienced considerable price and volume volatility, and the market prices of securities of many companies have been subject to wide fluctuations not necessarily related to the operating performance, underlying asset values, exploration success or prospects of such companies. The market price of a publicly traded stock, especially a junior resource issuer, is affected by many variables including the market for junior resource stocks, the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of securities on the stock exchanges on which Augusta trades, suggest the trading price of the common shares will continue to be volatile. There can be no assurance that such fluctuations will not affect the price of Augusta’s common shares and that the price of such common shares may decline below the purchase price paid for such common shares.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the Company’s profitability and reputation.

The Company does not insure against all risks.

The Company’s insurance policies do not insure the Company against all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

The Company competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.

Any metal price hedging activities undertaken by the Company may also limit the price that it can realize on such metals.

Other than in respect of the silver and gold purchase arrangement entered into with Silver Wheaton, the Company has no hedges in place against volatility in the metal prices. The Company may engage in hedging activities in the future. Hedging activities are intended to protect a company from the fluctuations of the prices of metal and to minimize the effect of declines in prices on results of operations for a period of time. Although hedging activities may protect a company against low metal prices, they may also limit the price that can be realized on the relevant metal that is subject to forward sales and call options where the market price of the relevant metal exceeds the price in a forward sale or call option contract.

The Company may incur losses associated with foreign currency fluctuations.

The Company operates predominantly in the United States and Canada, and incurs most of its expenses in the Company’s sole material property, which is located in the United States. Consequently, a significant portion of the Company’s operating expenses are incurred in US dollars. The fluctuation of the exchange rate between the US dollar and the Canadian dollar may affect the Company’s stock price and its financial condition.

The Company is dependent on its key personnel.

The Company’s success depends on its key executives. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company’s ability to manage exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and cannot be certain that it will be able to attract and retain such personnel.

The Company’s officers and directors may have potential conflicts of interest.

Certain of the Company’s directors and officers serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of Canada require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that the Company’s needs, will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure with respect to any one program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the Company’s directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company provides indemnity and protection to its directors and officers.

Section 7 of Augusta’s By-Law No.1 provides that Augusta shall indemnify a director or officer, a former director or officer, or a person who acts or acted at Augusta’s request as a director or officer of a body corporate of which Augusta is or was a shareholder or creditor against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment. Thus, Augusta may be required to pay amounts to settle any such claims that may arise. The impact of any such possible future indemnity protection cannot be determined at this time.

The Company does not intend to pay dividends.

Augusta has never paid a dividend to its shareholders and intends to retain its cash for the continued development of its business. Augusta does not intend to pay cash dividends on its common stock in the foreseeable future. As a result, an investor’s return on investment will be solely determined by his or her ability to sell the Company’s common shares in the secondary market.

The Company faces increased costs and compliance risks as a result of being a public company.

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE Amex and the TSX in the future. These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these regulations, including Sarbanes-Oxley Section 404 and National Instrument 52-109 of the Canadian Securities Administrators (“NI 52-109”). Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the Company’s common shares. These rules and regulations have made it more difficult and more expensive for it to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or NI 52-109 could be impaired, which could cause the Company’s stock price to decrease.

Material Mineral Property

The following is a narrative description of the Company’s only material property.

The Rosemont Property

On June 1, 2005, the Company announced that it had entered into an Option Agreement to purchase 100% of the Rosemont Property in Pima County, Arizona. After making the initial payment of $6.7 million in June 2005, the Company completed the remaining payment of $13.7 million on March 31, 2006, after adjusting for early payment provisions, and thereby acquired a 100% working interest in the Rosemont Property subject to the 3% NSR.

The Rosemont Property, which includes patented and unpatented claims, fee land and leased grazing ranchland, is approximately 50 kilometres southeast of Tucson. The Rosemont Property covers most of the Rosemont Mining District and adjacent Helvetia Mining District and contains an open-pit mineable copper/molybdenum/silver (“Cu-Mo-Ag”) skarn deposit, as well as other exploration targets, on patented mining claims. Taken together the land position is sufficient to allow mining of the open pit, processing of ore, storage of tailings, disposal of waste rock, and operation of milling equipment. These lands are accessible under provisions of the General Mining Law, subject to obtaining approval from the US Forest Service after completion of an EIS process. The EIS process includes interagency consultation on endangered species and cultural resources. The use of the project surface rights will require obtaining a number of federal, state, and local permits and approvals, which are now in progress.

The Rosemont deposit, the principal known area of mineralization on the Rosemont Property, is a typical representative of the porphyry copper class of deposits. Similar to many of other south-western US deposits in this class, Rosemont consists of broad-scale skarn mineralization developed in Paleozoic-aged carbonate sedimentary rocks, adjacent to their contact with quartz-latite or quartz-monzonite porphyry intrusive rocks. The deposit has been extensively drilled using diamond core holes.

The eastern portion of the property is easily reached from the city of Tucson by traveling Interstate Highway I-10 approximately 25 miles (40 kilometres) east to its intersection with Arizona State Highway 83, then continuing south for approximately 11 miles (18 kilometres) where Highway 83 crosses the Rosemont Property. From Highway 83, a number of unimproved dirt roads access various locations on the property. The western portion of the property is reached from Tucson by following Interstate Highway I-19 south about 20 miles (30 kilometres) to the town of Sahuarita, then east 10-15 miles (20 km) along any of a number of unpaved roads that lead to the property.

Weather presents no significant difficulties to mining operations in the area. The semi-arid climate, typical of the Arizona-Sonoran Desert, produces an average of about 8 inches (20 centimetres) annual rainfall, mostly during the late summer and winter months. Temperatures range from about 25ºF to 115ºF (-4ºC to 45ºC). The resulting vegetation ranges from mesquite and grasses in the lower elevations to oak, pine and juniper in the mountains.

Sufficient mining personnel are available within commuting distance of the site. Tucson, Arizona is a city in excess of 500,000 people and has a well known history of mining in the area. The proximity of the property to the metropolitan Tucson area allows for the convenient transportation of workers, equipment, and supplies to the site using established road ways.

2009 Feasibility Study

In late 2008 Augusta completed an updated mineral resource estimate and an update of Rosemont’s proven and probable mineral reserve estimate. The updated estimates represent a 5% increase in the measured and indicated resource and a 14% increase in the mineral reserve estimate over the previous estimates completed as part of the 2007 Feasibility Study. Results of the 2008 mineral resource update and the 2008 mineral reserve update were incorporated in the 2009 Feasibility Study filed in January 2009.

Results of the 2009 Feasibility Study reconfirmed Rosemont as an economically robust copper/molybdenum mine with low development risk. Using long-term metal pricing of $1.85 per pound of copper, $15 per pound of molybdenum, and $12 per ounce of silver, the project generates an net present value (“NPV”) (5%) of $1.2 billion, an after-tax internal rate of return (“IRR”) of 17.8%, and a payback of five years on an after-tax basis. Even applying the average spot metal prices witnessed in December 2008 of $1.36 per pound copper, $11.00 per pound of molybdenum and $10.79 per ounce of silver, the project generates an after-tax IRR of 7.7% .

The 2009 Feasibility Study estimates cash costs at $0.62 per pound of copper, net of by-product credits, while the total capital cost is estimated at $897 million. The mine life based on current mineral reserves is 21 years.

The following is an extract of the Summary section of the 2009 Feasibility Study entitled “NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated January 14, 2009 (Volume 1)”. On March 20, 2009 the Company filed an amended copy of the 2009 Feasibility Study to include further details of the work program at the request of the British Columbia Securities Commission. The principal author responsible for the overall preparation of the 2009 Feasibility Study is Dr. Conrad Huss, P.E., Qualified Person, of M3 Engineering & Technology Corporation and other contributors to the 2009 Feasibility Study include: William L. Rose, P.E. a Qualified Person, of WLR Consulting, Inc., Thomas L. Drielick, P.E., a Qualified Person, of M3 Engineering & Technology Corporation, Robert Fong, P.E., a Qualified Person, of Moose Mountain Technical Services and John Ajie, P.E., a Qualified Person, of URS Washington Division. Additional details regarding the Rosemont Property may be obtained from the 2009 Feasibility Study available on SEDAR at www.sedar.com, which readers are encouraged to review in its entirety.

S U M M A R Y

Property

The Rosemont Property is primarily a copper mining project with appreciable amounts of molybdenum and silver by-products. Rosemont is being developed by Augusta. At the time of completion of the 2009 Feasibility Study, the property consisted of 132 patented lode claims comprising about 1969 acres (797 hectares) and a contiguous package of unpatented lode mining claims comprising more than 12,000 acres (4,860 hectares) which surround the core of patented claims. There are also 10 blocks of fee land associated with the property, consisting of a number of individual parcels that enclose an additional 911 acres (369 hectares). The area covered by patented claims, unpatented claims and fee land totals approximately 15,000 acres (6,070 hectares), and is situated within the historic Helvetia Mining District on the northwestern flank of the Santa Rita Mountain Range and the Rosemont Mining District on the northeastern flank of the Santa Rita Mountain Range. Since completion of the 2009 Feasibility Study additional claims were acquired for a total contiguous package of 1,060 unpatented mining claims comprising more than 14,000 acres (5,670 hectares). The total area now covered by patented claims, unpatented claims and fee land totals approximately 17,500 acres (7,080 hectares). In addition, the Rosemont Ranch lands have been expanded to include surface grazing permits over almost 30,000 acres, including the claim areas and fee lands described above.

Mining activity in the Helvetia and Rosemont Mining Districts dates to the mid 1800s, and by the 1880s production from mines on both sides of the Santa Rita Mountains supported the construction and operation of the Columbia Smelter at Helvetia, on the western side, and the Rosemont Smelter in the Rosemont Mining District on the eastern side. Production ceased in 1951 after production of about 227,300 tons of ore containing an estimated 17.3 million pounds of copper, 1.1 million pounds of zinc and 180,760 ounces of silver.

The copper mineralization of the Rosemont deposit is primarily sulfide with a cap of oxide copper close to the surface. The sulfide and oxide ore will be mined through conventional open pit mining techniques. Sulfide ore will be processed by crushing, grinding, and flotation to produce a copper concentrate product and a molybdenum concentrate product for market. The run of mine (ROM) oxide ore will be leached and the resulting leach solution processed through a solvent extraction and electrowinning facility to produce a copper cathode product for market.

Location

The Rosemont copper-molybdenum-silver deposit is located in Pima County, Arizona, USA on the northeastern flank of the Santa Rita Mountains approximately 30 miles southeast of the city of Tucson Arizona. The property occupies flat to mountainous topography at a surface elevation ranging from 4,000 feet to 6,290 feet and at geographical coordinates of approximately 31° 50’ N and 110° 45’ W.

Ownership

The Rosemont deposit is the principal known area of mineralization on the Rosemont Property, a group of patented mining claims, unpatented mining claims and fee land that in aggregate total approximately 15,000 acres (6,100 hectares). Since the 2009 Feasibility Study the total patented mining claims, unpatented mining claims and fee lands aggregates to 17,500 acres (7,080 hectares), Augusta first became interested in the Rosemont deposit in 2005 and after completing a two phase drilling program in 2005 and 2006, Augusta completed the purchase of a 100 percent interest in the property in March 2006. The purchase is subject to a 3% NSR.

Geology and Mineralization

The Rosemont deposit is a typical representative of the porphyry copper class of deposits. Similar to many other southwestern USA deposits in this class, Rosemont consists of broad-scale skarn mineralization developed in Paleozoic-aged carbonate sedimentary rocks, adjacent to their contact with quartz-latite or quartz-monzonite porphyry intrusive rocks. The deposit has been extensively drilled using diamond core holes. Broadly disseminated sulfide mineralization occurs in the Paleozoic units. Near surface weathering has resulted in the oxidation of the sulfides in the overlying Mesozoic units.

Exploration and Sampling

In 2008, Augusta completed a 20-hole, 17,522 foot diamond drilling program, along with the sampling of 10 previously drilled geotechnical holes. Previously in 2006, Augusta completed a 40-hole, 68,727 foot diamond drilling program on the deposit, consisting of resource, geotechnical, and metallurgical holes. In 2005, Augusta carried out a 15-hole, 27,402 foot diamond drilling program. The results of all of these drilling programs have been integrated with approximately 210,000 feet of previous drilling, conducted by other companies prior to Augusta’s involvement, to estimate the mineral resources presented in this report. This work was incorporated into an updated mineral resource statement provided in a WLRC Technical Report dated December 4, 2008 herein referred to as the 2008 Mineral Resource Update.

Mineral Resource and Mineral Reserve Estimates

A block grade model of the Rosemont deposit was constructed using MEDSystem® software using a geologic model developed in Gemcom® by Augusta personnel and contract geologists. Statistical studies were conducted to identify outliers to the distribution of assays and to estimate the ranges of influence for block grade estimation. Block grade estimations were conducted by rock type using 50-foot composited data and ordinary kriging interpolation methods. Blocks were also classified into measured, indicated and inferred resources in a manner that conforms to NI 43-101 standards. The mineral resource estimation work was performed by or under the direction of Mr. William Rose, P.E., WLR Consulting Inc.’s (WLRC’s) Principal Mining Engineer and an independent Qualified Person under the standards set forth by NI 43-101.

Updated measured and indicated mineral resource estimates for the Rosemont deposit are summarized in Tables 1-1 and 1-2, respectively. The combined measured and indicated mineral resource estimates are presented in Table 1-3. Inferred mineral resource estimates are shown in Table 1-4. US units are used in these estimations, where tons refer to short tons (2000 lbs). The mineral resource estimates contained herein are effective as of October 22, 2008.

Table 1-1 Rosemont Deposit Measured Mineral Resources

Material / Cutoff (% Cu)	Ktons	% Cu	% Mo	Ag Oz/ton	% CuEqv*	lbs Cu (millions)	lbs Mo (millions)	oz Ag (millions)	lbs CuEqv* (millions)
Oxides: 0.10 0.15 0.20	21,600 14,600 7,500	0.20 0.23 0.30	- - -	- - -	0.20 0.23 0.30	85 68 45	- - -	- - -	85 68 45
Mixed: 0.15 0.20 0.25 0.30	4,900 4,800 4,700 4,500	0.65 0.66 0.67 0.69	0.007 0.007 0.007 0.007	0.08 0.08 0.08 0.08	0.78 0.79 0.80 0.82	64 64 63 62	0.7 0.7 0.7 0.6	0.4 0.4 0.4 0.4	76 76 75 73
Sulfides: 0.15 0.20 0.25 0.30	132,300 119,100 106,900 96,100	0.50 0.54 0.58 0.61	0.016 0.016 0.017 0.017	0.14 0.15 0.16 0.16	0.78 0.82 0.87 0.91	1,330 1,280 1,230 1,170	42.3 38.1 36.4 32.7	18.4 17.6 16.6 15.6	2,060 1,950 1,870 1,750

     * Equivalency based on prices of $1.25/lb Cu, $18.00/lb Mo and $8.50/oz Ag, with no applied recovery factors.

Table 1-2 Rosemont Deposit Indicated Mineral Resources

Material / Cutoff (% Cu)	Ktons	% Cu	% Mo	Ag Oz/ton	% CuEqv*	lbs Cu (millions)	lbs Mo (millions)	oz Ag (millions)	lbs CuEqv* (millions)
Oxides: 0.10 0.15 0.20	81,700 51,400 27,400	0.20 0.25 0.33	- - -	- - -	0.20 0.25 0.33	332 260 180	- - -	- - -	332 260 180
Mixed: 0.15 0.20 0.25 0.30	34,300 33,500 32,200 29,400	0.49 0.50 0.51 0.53	0.005 0.005 0.005 0.005	0.05 0.05 0.05 0.05	0.58 0.58 0.59 0.62	334 332 326 311	3.4 3.3 3.2 2.9	1.5 1.5 1.5 1.4	394 391 383 363
Sulfides: 0.15 0.20 0.25 0.30	464,500 404,700 351,200 305,200	0.44 0.48 0.52 0.56	0.014 0.015 0.016 0.016	0.11 0.12 0.13 0.14	0.68 0.74 0.80 0.84	4,120 3,910 3,680 3,430	130.1 121.4 112.4 97.7	52.0 49.0 45.7 42.1	6,340 5,990 5,610 5,120

     * Equivalency based on prices of $1.25/lb Cu, $18.00/lb Mo and $8.50/oz Ag, with no applied recovery factors.

Table 1-3 Rosemont Deposit Combined Measured and Indicated Mineral Resources

Material / Cutoff (% Cu)	Ktons	% Cu	% Mo	Ag Oz/ton	% CuEqv*	lbs Cu (millions)	lbs Mo (millions)	oz Ag (millions)	lbs CuEqv* (millions)
Oxides: 0.10 0.15 0.20	103,400 66,000 35,000	0.20 0.25 0.32	- - -	- - -	0.20 0.25 0.32	417 328 224	- - -	- - -	417 328 224
Mixed: 0.15 0.20 0.25 0.30	39,100 38,300 36,900 33,900	0.51 0.52 0.53 0.55	0.005 0.005 0.005 0.005	0.05 0.05 0.05 0.05	0.60 0.61 0.62 0.64	398 396 389 373	4.1 4.0 3.9 3.5	1.9 1.9 1.9 1.8	471 467 458 436
Sulfides: 0.15 0.20 0.25 0.30	596,800 523,800 458,100 401,300	0.46 0.50 0.54 0.57	0.014 0.015 0.016 0.016	0.12 0.13 0.14 0.14	0.70 0.76 0.82 0.86	5,440 5,190 4,910 4,600	172.4 159.5 148.8 130.4	70.4 66.6 62.3 57.7	8,410 7,940 7,480 6,870

     * Equivalency based on prices of $1.25/lb Cu, $18.00/lb Mo and $8.50/oz Ag, with no applied recovery factors.

Table 1-4 Rosemont Deposit Inferred Mineral Resources
(Excludes Measured & Indicated)

Material / Cutoff (% Cu)	Ktons	% Cu	% Mo	Ag Oz/ton	% CuEqv*	lbs Cu (millions)	lbs Mo (millions)	oz Ag (millions)	lbs CuEqv* (millions)
Oxides: 0.10 0.15 0.20	30,400 17,800 12,700	0.24 0.33 0.39	- - -	- - -	0.24 0.33 0.39	147 117 100	- - -	- - -	147 117 100
Mixed: 0.15 0.20 0.25 0.30	21,100 19,100 14,500 12,200	0.35 0.37 0.42 0.45	0.004 0.004 0.004 0.003	0.02 0.01 0.02 0.02	0.41 0.43 0.48 0.49	148 141 121 109	1.7 1.5 1.2 0.7	0.3 0.3 0.2 0.2	175 164 139 121
Sulfides: 0.15 0.20 0.25 0.30	208,800 160,600 133,800 105,000	0.38 0.45 0.49 0.56	0.007 0.008 0.008 0.008	0.06 0.07 0.08 0.09	0.50 0.59 0.63 0.70	1,600 1,440 1,320 1,170	29.2 25.7 21.4 16.8	12.1 10.9 10.0 8.9	2,110 1,880 1,700 1,470

     * Equivalency based on prices of $1.25/lb Cu, $18.00/lb Mo and $8.50/oz Ag, with no applied recovery factors.

Augusta’s 2008 drilling campaign at the Rosemont deposit has increased both the quantity and confidence level of the estimated mineral resources, which presently totals about 562 million tons of measured and indicated combined-mixed-plus sulfide mineral resources grading 0.50% Cu, 0.015% Mo, and 0.12 ounces per ton Ag, at a 0.20% Cu cutoff. An additional 180 million tons of inferred sulfide mineral resources are estimated at a grade of 0.44% Cu using the same cutoff. Augusta’s recent drilling program was successful in converting significant tonnages of inferred material into measured and indicated classifications. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In addition, geologic and metallurgical studies conducted by Augusta have shown the potential for considering the oxide copper mineralization that overlies the sulfide deposit. Estimated measured and indicated oxide mineral resources total nearly 103 million tons grading 0.20% Cu, at a 0.10% Cu cutoff. An additional 30 million tons of inferred oxide mineral resource are estimated at a grade of 0.24% Cu, using the same cutoff.

The classification of currently inferred sulfide and oxide mineral resources can potentially be improved with further drilling. Additional mineral resources may be found in extensions to the north and east of the Rosemont deposit. Mineralization also is known to occur in the Broadtop Butte, Copper World and Peach-Elgin deposits on the Rosemont Property, which could potentially add to the total mineral resource base of the Rosemont area.

The Rosemont deposit’s proximity to the topographic surface makes it amenable to open pit mining methods. Lerchs-Grossman analyses of economic pit limits were conducted using a variety of metal prices and operating costs. A base case mining pit shell generated at metal prices of $1.75/lb Cu, $15.00/lb Mo and $10.00/oz Ag and anticipated operating costs was used to design an ultimate pit for mineral reserve estimation and subsequent mine planning. The mineral reserve estimation work was performed by or under the direction of Mr. Robert Fong, P. Eng., Moose Mountain Technical Services (MMTS) Principal Mining Engineer and an independent Qualified Person under the standards set forth by NI 43-101.

Rosemont mineral reserves have been estimated from only measured and indicated mineral resources; all inferred resources have been treated as waste. Net Smelter Returns (NSRs) were computed as a means of aggregating the net recoverable value of the three primary metals in sulfide rock types; only copper was used in calculating oxide NSRs. No recovery of molybdenum and silver is projected from oxide ore leaching and only quartz monzonite porphyry (QMP), andesite and arkose rock types were considered as potential oxide leach ore (no NSRs were computed for other oxide rock types). An internal NSR cutoff of $3.56/ton was used for sulfide mill ore and $2.19/ton was used for oxide leach ore. Table 1-5 summarizes the estimated mineral reserves for the Rosemont deposit as of the date of this report.

Table 1-5 Rosemont Mineral Reserves

Classification	Sulfides >= 3.56 $/ton NSR Cutoff					Oxides >= 2.19 $/ton NSR
	Ktons	NSR $/t	TCu %	Mo %	Ag oz/t	Ktons	NSR $/t	TCu %
Proven	141,999	14.19	0.48	0.015	0.13	16,250	3.91	0.18
Probable	404,339	13.12	0.45	0.015	0.11	53,724	3.77	0.17
Total	546,338	13.40	0.45	0.015	0.12	69,974	3.80	0.17

At prices of $1.75/lb Cu, $15.00/lb Mo and $10.00/oz Ag, combined proven and probable sulfide mineral reserves within the designed Rosemont ultimate pit total nearly 546 million tons grading 0.45% Cu, 0.015% Mo and 0.12 oz/ton Ag. Proven and probable oxide mineral reserves total about 70 million tons grading 0.17% Cu. The pit contains a total of about 1.85 billion tons of material, of which 616 million tons are mineral reserves and 1.23 billion tons are waste rock, resulting in a stripping ratio of 2.0:1 (tons waste per ton of ore). Contained metal in the sulfide (proven and probable) mineral reserves is estimated at 4.93 billion pounds of copper, 161 million pounds of molybdenum and 65 million ounces of silver. Contained metal in proven and probable oxide mineral reserves is estimated at 241 million pounds of copper. All of the mineral reserve estimates reported above are contained in the mineral resource estimates presented in Tables 1-1 through 1-3.

The Rosemont ultimate pit contains approximately 54 million tons of inferred sulfide mineral resources and nearly 8 million tons of inferred oxide mineral resources that are above respective sulfide and oxide NSR cutoffs of $3.56/ton and $2.19/ton. These resources are included in the waste estimates presented in the previous paragraph. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of inferred mineral resources will ever be upgraded.

Mining

Six internal mining phase designs were also developed, bringing the total number of phases to seven. A production scheduling analysis was conducted to determine preproduction and long-term waste rock stripping rates. This scheduling was based on a milling rate of 75,000 tons per day (tpd), operating 365 days per year, for a total sulfide ore feed of 27.375 million tpy. Oxide ore will be delivered to the leach pad as it is encountered during the course of mining. Mine and plant operations will be scheduled for continuous coverage, using two 12-hour shifts per day, seven days per week. Ramp-up schedules were developed for preproduction stripping and sulfide ore milling during the first year of plant operations.

Mining sequence plans were developed on a quarterly basis through the end of Year 2 and on an annual basis through Year 7. Additional plans include mining progress through the end of Year 10, Year 15 and Year 21 (end of mining). A production schedule was then generated from these mining plans, indicating a project operating life of 20.1 years using only proven and probable mineral reserves. Peak mining rates of 318,000 tpd of total material (ore and waste) will be realized in Year 1. Typical mining rates during Years 3-6 will be 224,000 tpd of waste rock and oxide ore, or 299,000 tpd of total material (including 75,000 tpd of sulfide ore). Minimum oxide ore will be recovered after Year 6, and typical mining rates during Years 7 to 10 will be 299,000 tpd of ore and waste. A 15-month preproduction stripping program will be required to open the deposit up for initial ore deliveries to the mill.

Overburden and other waste rock encountered in the course of mining will be placed into a waste rock storage (WRS) area located to the southeast and south of the planned open pit and into the dry stack tailings area, where dewatered mill tailings will be placed behind waste rock containment buttresses. The dry stack tailings area is north of the WRS area and east-northeast of the pit. The oxide ore heap leach pad will be located between the dry stack tailings area and the initial WRS area.

The proposed pit operations will be conducted from 50-foot-high benches using large-scale equipment, including up to: three 12.25 -inch-diameter rotary blasthole drills, three 70-cu-yd electric mining shovels, two 36-cu-yd front-end loaders, twenty four 320-ton off-highway haul trucks, five 580- to 850-hp crawler dozers, three 500-hp rubber-tired dozers, three 270- to 500-hp motor graders and three 30,000-gallon off-highway water trucks. Four rotating crews will be used for continuous operator and maintenance coverage. Peak manpower (and equipment) levels will occur in Years 11-15, with 45 supervisory and technical personnel, 150 workers in mine operations and 79 in mine maintenance, totalling 274 people.

Metallurgical Testing

The earliest existing records of metallurgical testing are from the period 1974 - 1975, at which time grinding and flotation tests were performed. In the first half of 2006, Augusta initiated test work to provide a better understanding of the metallurgy of the Rosemont deposit and establish the design criteria for the design of a process facility.

The Rosemont sulfide ore was tested to determine grinding and flotation criteria. The test work indicates a process of crushing and grinding the ore to 80% passing 105 micron size distribution followed by bulk flotation to recover copper and molybdenite minerals. A molybdenite concentration circuit to treat the bulk flotation concentrate will be able to produce a molybdenite concentrate.

The Rosemont oxide ore was tested to determine heap leaching design criteria. The test work indicates that a heap leach process on run of mine ore can recover the copper into a pregnant leach solution (PLS) that can be subsequently processed in a solvent extraction – electrowinning (SX-EW) circuit.

Process Flowsheet

Both sulfide and oxide copper ore will be processed. Sulfide ore will be transported from the mine to the primary crusher by off-highway haulage trucks then conveyed to the concentrator facilities. Oxide ore will be transported from the mine to a run of mine heap leaching facility by the off-highway haulage trucks. Copper concentrate produced at the concentrator facility will be loaded into highway haul trucks and transported to a concentrate smelter and metal refinery. Molybdenum concentrate produced at the concentrator facility will be bagged and loaded onto trucks for shipment to market. Oxide ore will be leached with acidic solution and the leach solution will be processed using solvent extraction electrowinning (SX-EW) technology to produce high purity cathode copper plates (cathodes). The copper cathodes will be loaded onto trucks for shipment to market.

The process selected for recovering the copper and molybdenite minerals can be classified as “conventional”. The sulfide ore will be crushed and ground to a fine size and processed through mineral flotation circuits.

The process selected for the recovery of copper from the oxide ore can be classified as “conventional”. The oxide ore will be heap leached and the copper recovered from the leach solution using solvent extraction – electrowinning technology.

Extraction Rates

Sulfide ore metal recoveries for operating years 1 through 3 are indicated by the test work to be for copper (85%), gold (73%), and silver (77%) in a copper concentrate, and molybdenum (72%) in a molybdenite concentrate.

Sulfide ore metal recoveries for operating years 4 through 7 are indicated by the test work to be for copper (83%), gold (73%), and silver (76%) in a copper concentrate, and molybdenum (65%) in a molybdenite concentrate.

Sulfide ore metal recoveries for subsequent years are indicated by the test work to be for copper (84%), gold (73%), and silver (78%) in a copper concentrate, and molybdenum (56%) in a molybdenite concentrate.

Oxide ore copper recovery is indicated by the test work to be 65%.

Process Reagents

Reagent consumption rates for the full scale plant operation have been estimated from the test results. The reagents that will be used in the sulfide circuit are considered to be “conventional”. Consumption rates for collectors is estimated to be about 0.164 lbs/ton of sulfide ore, lime about 1.797 lbs/ton, and modifiers, frothers and other about 0.166 lbs/ton. The molybdenite recovery circuit will consume about 0.2125 lbs/ton of sulfide ore in modifiers, collectors, and frothers.

In the oxide ore leaching circuit, sulfuric acid consumption is estimated to be 30.0 lbs/ton ore. In the SX-EW circuit, extractant consumption is estimated to be 0.0002 lbs/lb cathode copper, diluent at 0.001 lbs/lb, all other electrowinning additives 0.0107 lbs/lb, and solution filtering additives at 0.08 lbs/lb.

Power

The power supply for the Rosemont mine and process facilities will be administered by Tucson Electric Power (TEP) under a shared service agreement with TRICO, a local cooperative. The estimated connected load for the project is 139 MW, and will be supplied by a minimum of a 138 kV line to site. The estimated operating load for the project is approximately 106 MW. For the higher power load required to operate the mine, new construction of approximately 15 miles of 138 kV line is required.

Subsequent to the completion of the 2009 Feasibility Study, the Arizona State Line-Sitting Committee selected their preferred route during an established process that reviewed new power line routes for Rosemont. The preferred route was supported by the entire committee and the vote was 11-0. The preferred route still needs validation by the Arizona Corporation Commission, expected in mid-March 2012, however there is no reason to think the preferred route will not be supported.

The route chosen ties into TEP powerlines fed by the South Substation near Sahuarita, Arizona. These powerlines connect to a new switchyard at the Sanrita South. The lines then will head east across State Lane and then following the Santa Rita Road through the University of Arizona Santa Rita Experimental Range (“SRER”). This route was also the route preferred by the landowner – the State Land Department and the land manager, University of Arizona. Once the line crosses the eastern boundary of the SRER, the line will remain on Rosemont Property until it crosses the ridgeline of the Santa Rita Mountains at Lopez Pass near the Rosemont Property. The line terminates at a TEP switch near the Rosemont Substation at the project site.

Water

The fresh water requirements for the Rosemont facilities are about 5,000 acre-feet per year with a peak demand of 5,000 gallons per minute (gpm) and an average demand of 3,370 gpm. All gallons in this report are United States gallons. Water will come from wells located west of the Santa Rita Mountains and will be pumped to the fresh water and fire water storage tank located at the Rosemont site.

The daily usage for potable water is about 17,000 gallons per day, fresh water makeup is 4.8 million gallons per day, and the recycle process water is 37 million gallons per day. There is also a fire water distribution system throughout the mine site.

Augusta has committed to recharging the Santa Cruz aquifer with available Central Arizona Project (CAP) water.

A summary description of the fresh water system is included in Section 1.25.7 of the 2009 Feasibility Study.

Permits

Permitting for the Rosemont Project involves federal approvals and requires compliance with the NEPA. This in turn requires an EIS and compliance with the Endangered Species Act (ESA) and the National Historic Preservation Act (NHPA). A MPO was submitted to the US Forest Service on July 11, 2007 to initiate the EIS and start the permitting process. Major federal permits required to construct and begin operation of the Rosemont Project includes a Clean Water Act (CWA) Section 404 permit for discharge of fill material to onsite washes. Major state permits include an aquifer protection permit, a 401 Certification, an Arizona Pollution Discharge Elimination System (AZPDES) multi-sector general permit for stormwater, and a Class II Air Quality Control Permit for both installation and operation. Other permits which do not affect the timeline for project permitting and subsequent start up include explosives permits, nuclear instrumentation licenses, hazardous waste identification, tracking numbers and spill control plans. A list of permits is provided in Section 1.25.8 of the 2009 Feasibility Study.

Operating Costs

The mine operating costs were derived from equipment hours and cycle times developed by Moose Mountain from their Mine Plan. Rebuild costs for major equipment were generated from vendor supplied component replacement schedules and URS Washington Mining Division’s data base for similar projects and equipment. Mining costs supplied by others were checked by URS Washington Division who built the estimate and was the QP. The average life of mine operating costs for the mining operation is $0.83 per ton mined. These costs include: clearing of vegetation, removal of topsoil, drilling, blasting, loading, hauling, road and dump maintenance, regrading, mine operations supervision, craft labor and subcontractor costs.

Mill process operating costs in Year 2 average $3.34/ton of mill ore which includes crushing and conveying, grinding and classification, flotation and regrind, concentrate thickening, filtration and dewatering, tailings disposal and mill ancillary services. In addition, these operating costs are broken into the major categories of labor, power, reagents, maintenance, supplies and services.

Operating costs for the SX-EW process in Year 2 average $0.92/ lb. of cathode copper which includes heap leach pad, solvent extraction, tank farm, electrowinning and SX-EW ancillary services. In addition, these operating costs are broken into the major categories of labor, power, reagents, maintenance, supplies and services.

The average operating cost for the supporting facilities and general administrative expenses in Year 2 is $0.27/ton of sulfide ore. The supporting facilities include laboratory, safety and environmental, accounting, human resources, security and the general manager’s office.

The overall site direct operating cost estimate by cost center in Year 2 is shown in Table 1-6 below. All costs are based on estimates in the fourth quarter 2008 with an accuracy of ± 10%.

Table 1-6 Summary of Operating Costs
Based on Year 2 of Operations

Annual Cost ($000)
Mining	70,141
Mill Operations	91,452
SX-EW Operations	18,398
Support Facilities and G&A	8,974

Total	188,965

Capital Cost Estimate

The total capital cost estimate to design, construct and commission the Rosemont facilities is estimated to be $897 million for the combined sulfide and oxide plant. The estimate includes the direct field cost for constructing the project at $713 million as well as $185 million for the indirect costs associated with the design engineering, procurement and construction, commissioning, spare parts, contingency and owner’s cost. An incremental cost for the oxide plant was estimated to be $65 million with $54 million for the direct costs and $11 million for indirect costs and are based on fourth quarter 2008 cost estimates with an accuracy of ± 15% with no allowance provided for escalation, interest, foreign currency, hedging, or financing during construction.

Financial Analysis

The Rosemont Project economics were done using a discounted cash flow model. The study evaluated a sulfide concentrate plant with a heap leach SX-EW plant for the treatment of the oxide copper reserves. Costs are in constant fourth quarter 2008 US dollars with no provisions for cost escalation. The financial indicators examined for the project included the NPV, IRR and payback period (time in years to recapture the initial capital investment). Annual cash flow projections were estimated over the life of the mine based on capital expenditures, production costs, transportation and treatment charges and sales revenue. The life of the mine is 21 years.

The sales revenue is based on the production of three commodities: copper, molybdenum and silver. Gold is also present in the copper concentrates in the form of a saleable by-product credit. The estimates of capital expenditures and site production costs have been developed specifically for this project.

Metal prices used in the evaluation are listed in Table 1-7.

Table 1-7 Base Case and Historical Metals Prices

	60/40 WEIGHTED AVERAGE *	3 YEAR HISTORICAL AVERAGE
COPPER	$ 2.47 / POUND	$ 3.14 / POUND
MOLYBDENUM	$22.70 / POUND	$29.05 / POUND
SILVER	$12.40 / OUNCE	$13.32 / OUNCE
GOLD	$784.65 / OUNCE	$723.48 / OUNCE

*60/40 weighted average of the 36 month historic price and the 24 month futures price forecast

In addition to the above metal sales price cases, a case of long term metal prices was also evaluated. Long term metal prices were assumed at $1.85/lb Cu, $15.00/lb Mo, $12.00/oz Ag and $750.00/oz Au.

Table 1-8 Long Term Metals Prices

Copper	$ 1.85/lb
Molybdenum	$ 15.00/lb
Silver	$ 12.00/oz
Gold	$ 750.00/oz

The after tax financial results for the three metal pricing scenarios are shown in Table 1-9.

Table 1-9 Financial Indicators (After Tax)

	Base Case (60/40 split)	Historical 36 Months	Long Term Metal Prices
NPV 0%	4,850.0	6,999.9	2,715.0
NPV 5%	2,417.6	3,628.9	1,200.3
NPV 10%	1,254.2	2,006.2	488.4
IRR	28.5%	37.5%	17.8%
Payback Years	3.1	2.3	5.0

Author’s Conclusions

The after-tax IRR is above the owner’s project criteria of 15%, therefore the project should continue to advance with basic engineering and permitting. In the meantime, the copper price should stabilize somewhat, as it is presently below the $1.85/lb price used in this study, although it is not below either the last three (3) years historical plus two (2) years futures average or the three (3) year historical average. Using the spot prices of end of month December 2008 of $1.36/lb Cu, $11.00/lb Mo, $10.79/oz Ag, $869.75/oz Au yields an after-tax IRR of 7.7% .

The downward trend in capital equipment and commodity cost that started in October 2008 is not reflected herein. It may result in even more favorable economics.

Author’s Recommendation

The project should proceed with basic engineering and permitting. While that is ongoing, the copper price trend should become more evident following the financial market turmoil of 2008.

Update to the 2009 Feasibility Study

The Company expects to complete an updated resource, capital and operating cost estimate in the second quarter of 2012. These updates are required to finalize the project financing for its Rosemont Project.

ITEM 5:              DIVIDENDS

The Company has not paid any cash dividends on its common shares and has no present intention of doing so, as it anticipates that all available funds will be utilized to finance exploration, development and future investment opportunities. There are no restrictions that could prevent the Company from paying dividends.

ITEM 6:              DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of common shares without par value of which as at December 31, 2011 there were 143,160,392 common shares issued and outstanding. Each common share of the Company has the following rights, privileges, restrictions and conditions attached thereto:

(i)	to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote:

(ii)	to share equally, share for share, in any dividends declared by the Company; and

(iii)

subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, to share equally, share for share in the remaining property of the company upon liquidation, dissolution or winding-up of the Company.

The Articles and By-laws of the Company contain no restrictions on the right to hold or vote the Company’s common shares.

ITEM 7:              MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company currently trade on the TSX and NYSE Amex. The table below presents the high and low sale prices for the common shares of the Company and the volume on a monthly basis for the TSX and NYSE Amex.

High and Low Prices and Volume on a monthly basis for Fiscal 2011
	TSX			NYSE AMEX
Period	High Cdn$	Low Cdn$	Volume	High U.S.$	Low U.S.$	Volume
December 2011	3.84	2.99	2,971,900	3.79	2.85	3,098,500
November 2011	4.13	2.95	2,731,700	4.06	2.82	4,146,900
October 2011	4.05	2.83	6,788,200	3.98	2.65	4,793,200
September 2011	4.12	3.10	5,062,700	4.20	2.95	5,086,500
August 2011	4.90	3.54	3,322,600	5.11	3.49	5,990,000
July 2011	5.35	4.41	5,095,700	5.48	4.56	7,265,900
June 2011	4.59	3.83	3,626,400	4.69	3.88	4,348,700
May 2011	4.50	3.82	2,468,300	4.68	3.78	5,494,900
April 2011	5.38	4.32	3,891,200	5.58	4.53	7,252,000
March 2011	6.11	4.80	6,060,100	6.29	4.65	13,936,100
February 2011	5.83	4.07	11,832,700	5.69	4.32	18,368,300
January 2011	4.10	3.49	5,426,000	4.15	3.50	5,833,100

Prior Sales

At the date of this AIF Augusta had outstanding 6,681,003 stock options, 1,791,700 warrants, and 230,003 restricted share units, which in aggregate may result in the issuance of 8,702,706 common shares. During the year ended December 31, 2011 the Company granted 1,958,500 options exercisable at between Cdn$3.91 and Cdn$4.45 and expire between February 10, 2016 and August 10, 2016 and granted 195,000 of restricted share units. The outstanding stock options are exercisable at between Cdn$1.13 and Cdn$4.97 and expire between January 4, 2013 and December 3, 2018. The 1,791,700 warrants were issued in connection with the Red Kite transaction and are exercisable until April 23, 2014 at an exercise price of Cdn$3.90.

ITEM 8:              DIRECTORS AND OFFICERS

Name, Municipality of Residence	Position with the Company; Present and Principal Occupation During the Last Five Years	Date First Appointed as Officer	Date Appointed as Director
Timothy C. Baker(2) (3) Toronto, ON, Canada	Director of the Company; Executive VP and Chief Operating Officer of Kinross Gold Corporation between June 2006 and December 2010.	Not Applicable	September 11, 2008
John R. Brodie(1)(3) West Vancouver, BC, Canada	Director of the Company and President of John R. Brodie Capital Inc.; Since 2003, Mr. Brodie has been serving on the Board of various public companies in the resource and manufacturing sector.	Not Applicable	June 8, 2011

Name, Municipality of Residence	Position with the Company; Present and Principal Occupation During the Last Five Years	Date First Appointed as Officer	Date Appointed as Director
Donald B. Clark Richmond, BC, Canada	Director of the Company; VP Administration between May 2006 and January 2010. Director of Sargold Resource Corporation between May 1998 to October 2007; President and CEO of Wildcat Silver Corporation between February 2006 and July 2008 and Director since February, 2006; President of Ventana Gold Corp. between March 2006 and July 2008 and Director between March 2006 and October 2009.	June 21, 1996	February 1, 1996
Gilmour Clausen Denver, CO, USA	President, CEO and Director of the Company;	April 18, 2005	March 28, 2005
W. Durand Eppler(1) (2) (3) Denver, CO, USA	Director of the Company; Founding partner of New World Advisors, LLC (since August 2004) and Sierra Partners, LLC (since May 2005), CEO and Director of Coal International, Plc. between July 2005 and August 2008.	Not Applicable	June 15, 2005
Christopher M.H. Jennings(1) Grand Cayman, Cayman Islands, BWI	Lead Director of the Company; Non- executive Chairman of SouthernEra Diamonds Inc., a company engaged in diamond exploration in Canada, South Africa, Gabon, Australia and the Democratic Republic of Congo between 1992 – 2007;	Not Applicable	April 2002
Robert P. Wares(2) Montreal, QC, Canada	Director of the Company; Executive VP and Chief Operating Officer of Osisko Exploration Ltd. (“Osisko”) since early 2006.	Not Applicable	April 26, 1999
Richard W. Warke West Vancouver, BC, Canada	Executive Chairman and Director of the Company; Chairman of the Company between April 2005 and July 2008; VP Corporate Development of the Company between May 2006 and July 2008; Chairman of Wildcat Silver Corporation since July 2008; Chairman of Ventana Gold Corp. since July 2008 and CEO between July 2008 and August 2009; CEO and Chairman of Sargold Resource Corporation between May 1998 to October 2007 and President between May 2007 and October 2007.	February 1, 1996	February 1, 1996
Raghunath N. Reddy Denver, CO, USA	Senior VP and CFO for the Company; VP Finance for the Company between November 2007 and November 2008; Director of Finance, URS Washington Division (formerly Washington Group International, Inc.), between July 1998 and November 2007.	November 26, 2007	Not Applicable

Name, Municipality of Residence	Position with the Company; Present and Principal Occupation During the Last Five Years	Date First Appointed as Officer	Date Appointed as Director
James A. Sturgess Centennial, CO, USA	Senior VP Corporate Development and Government Affairs for the Company; VP Projects and Environment for the Company between September 2005 and February 2008;	October 1, 2005	Not Applicable
Rodney O. Pace Tucson, AZ, USA	Executive VP and Chief Operating Officer of the Company and President and CEO of Rosemont Copper Company. VP Operations and General Manager of Rosemont Copper Company between January 2008 and May 2009; Consultant to the Mining Industry between September 2006 and December 2007;	January 1, 2008	Not Applicable
Katherine Arnold Tucson, AZ, USA	VP, Environment and Regulatory Affairs of the Company; Director of Environmental and Regulatory Affairs of the Company between February 2008 and April 2011; Project Manager for Tetra Tech, Inc. between July 2005 and February 2008.	April 1, 2011	Not Applicable
Letitia Cornacchia Toronto, ON, Canada	VP, Investor Relations and Corporate Communications since September 2010; Director of Investor Relations at Yamana Gold. between December 2007 and September 2010. Finance and Investor Relations TELUS between May 2002 and December 2007	September 27, 2010	Not Applicable
Gordon Jang Vancouver, BC, Canada	VP, Corporate Controller of the Company; Corporate Controller for EuroZinc/Lundin Mining Corporation between March 2005 and February 2009;	March 1, 2009	Not Applicable
Charles Magolske Denver, CO, USA	VP, Corporate Development and Marketing of the Company since November 2010. Vice President of Business Development and Strategy for FreightCar America between 2007 through all of 2009 (employed at FreightCar America between 2002 to 2009);	September 15, 2010	Not Applicable
Lance C. Newman Highlands Ranch, CO, USA	VP, Project Development of the Company; VP Metallurgical Operations for the Company between August 2006 and November 2007;	August 2, 2006	Not Applicable

Name, Municipality of Residence	Position with the Company; Present and Principal Occupation During the Last Five Years	Date First Appointed as Officer	Date Appointed as Director
Purni Parikh Burnaby, BC, Canada	VP, Corporate Secretary for the Company; Corporate Secretary for Wildcat Silver Corporation since February 2010 and previously between November 2006 and February 2009 and for Ventana Gold Corporation between February 2010 and March 2011 and between April 2007 and February 2009 and for Sargold Resource Corp. between June 2000 and October 2007.	July 1999	Not Applicable
Mark G. Stevens Denver, CO, USA	VP, Exploration of the Company; Chief Geologist for the Company between August 2006 and November 2008;	December 1, 2008	Not Applicable

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

As at the date of this AIF, the directors and officers of the Company, as a group owned, directly or indirectly, or exercised control or direction over 18,190,769 common shares representing 12.82% of the total number of common shares outstanding.

Cease Trade Orders and Bankruptcies

Except for as provided below, no director or executive officer of the Company is, as at the date of the AIF, or was within 10 years before the date of the AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that (a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer:

Cybercom Systems Inc. (“Cybercom”) was issued a cease trade order on October 23, 2002 due to failure to file comparative annual financial statements and quarterly report for the period ended January 31, 2002. Cybercom’s failure to file the above resulted from its inability to pay filing fees associated with such filing due to a lack of funding. Cybercom is currently inactive and remains under cease trade order. Richard Warke, Executive Chairman of the Company and Donald Clark, Director of the Company, are and were at the time the order was issued directors of Cybercom.

Wildcat Silver Corporation (“Wildcat”) requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007. Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made. The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008. Donald Clark and Robert Wares, directors of the Company, are and were at the time the order was issued directors of Wildcat.

Except as provided below, no director of the Corporation, is or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Corporation) that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets:

Cross Lake Minerals Limited (“Cross Lake”) filed for protection under the Companies Creditors Arrangement Act on October 14, 2008. On October 24, 2008, John R. Brodie, a director of the Company, was appointed to the board of directors of Cross Lake to assist in its corporate reorganization subsequent to its commencement of insolvency proceedings. Cross Lake required time to develop a reorganization plan with its creditors. PricewaterhouseCoopers was appointed as Monitor of Cross Lake’s business affairs to assist Cross Lake in developing the reorganization plan. Mr. Brodie was appointed to the board of Cross Lake to take advantage of his experience and expertise in corporate restructurings. Upon completion of the successful reorganization Mr. Brodie resigned as a director.

Personal Bankruptcies

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, (a)is, at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer; or (b) has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has (a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement, with a securities regulatory authority; or (b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Directors and/or officers of the Company serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. The laws of Canada require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. Please refer to the subheading entitled “Risk Factors – Augusta’s officers and directors may have potential conflicts of interest” under Item 4 of this AIF for further details.

ITEM 9:              INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Within the three most recently completed financial years ended December 31, 2011 and up to the date of this AIF, none of the following (a) a director or executive officer of the Company; (b) a person or company that is direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of outstanding voting securities of the Company; and (c) an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b), has any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company other than as stated in the Company’s annual audited financial statements for the year ending December 31, 2011 which is incorporated here by reference and available on SEDAR at www.sedar.com.

Legal Proceedings and Regulatory Actions

To the best of the Company's knowledge, the Company is not aware of any material legal proceedings to which it is a party or to which its property or properties is subject, nor is it aware that any such proceedings are contemplated. During the Company’s most recently completed financial year, there are no: (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during its most recently completed financial year; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision in the Company; and (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority.

ITEM 10:            TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Company is Computershare Investor Services Inc. located at 510 Burrard Street - 3rd Floor, Vancouver, B.C. V6C 3B9, Canada with co-agent offices in Toronto, Ontario and Glendale, Colorado.

ITEM 11:            MATERIAL CONTRACTS

The only material contracts entered into by the Company during the year ended December 31, 2011 or since such time or before such time that are still in effect, other than in the ordinary course of business, are as follows:

(a)

Precious Metals Purchase Agreement between the Company, Augusta Resource (Barbados) SRL, Silver Wheaton (Cayman) Ltd. and Silver Wheaton Corp. dated as of February 10, 2010 described under the heading “General Development of the Business”;

(b)	Joint Venture Agreement made between Rosemont Copper Company and United Copper & Moly LLC dated September 16, 2010 described under the heading “General Development of the Business”; and

(c)

Earn-In Agreement made between Rosemont Copper Company and United Copper & Moly LLC in respect of the Rosemont Project, Pima County Arizona made as of September 16, 2010 described under the heading “General Development of the Business”;

Each of these contracts is available under the Company’s profile on SEDAR at www.sedar.com.

ITEM 12:            INTEREST OF EXPERTS

Name of Experts

The following are names of persons or companies (a) that have prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or company:

(i)

Ernst & Young LLP of 23rd Floor, 700 West Georgia Street, Vancouver BC, V7Y 1C7, and the Company’s independent auditors provided an auditor’s report dated March 19, 2012, in respect of the Company’s consolidated financial statements for the years ended December 31, 2011 and 2010.

(ii)

Dr. Conrad Huss, P.E., of M3 Engineering & Technology Corporation was the principal author responsible for the overall preparation of the NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated January 14, 2009;

(iii)

Mr. William L. Rose, P.E. of WLR Consulting Inc., was a co- author of the NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated January 14, 2009;

(iv)

Mr John Ajie, P.E. of URS Washington Division, was a co- author of the NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated January 14, 2009;

(v)

Mr. Thomas L. Drielick, P.E. of M3 Engineering & Technology Corporation was a co- author of the NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated January 14, 2009;

(vi)

Mr. Robert Fong, P.E. of Moose Mountain Technical Services was a co- author of the NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated January 14, 2009.

The disclosure of additional exploration results, that was not part of the 2009 Feasibility Study has been reviewed and confirmed by the Company’s Vice President Exploration Mark Stevens, a Qualified Person as defined under NI-43-101.

Interests of Experts

To the best of the Company’s knowledge, the experts named under this Item 12 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of its associates or affiliates, when the experts prepared their respective reports, and no securities or other property of the Company or one of its associates or affiliates were subsequently received or to be received by such experts except for Mark Stevens who holds 10,766 common shares of the Company, stock options to purchase 235,000 shares of the Company and 29,168 restricted shares of the Company.

No person or director, officer or employee of a company named under this Item 12 is expected to be elected, appointed or employed as a director, officer or employee of Augusta or any associate or affiliate of Augusta, except for Mark Stevens.

ITEM 13:            AUDIT COMMITTEE INFORMATION

Audit Committee Information

Under MI 52-110 companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor. The text of the Company’s audit committee’s charter is attached as Appendix 1 to this AIF.

The Company’s current audit committee is comprised of the following directors, John R. Brodie, (Chair), Christopher Jennings and W. Durand Eppler. All are independent and financially literate as defined in Multilateral Instrument 52-110 (“MI 52-110”).

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Mr. Brodie, the Chairman of the Audit Committee is a FCA and was a Senior Partner with KPMG for 28 years. In his capacity as an audit partner, he served many public companies, and was involved in a number of public offerings. He was elected as a Fellow of the Institute of Chartered Accountants of British Columbia in 2003 for distinguished service to the community and profession. He serves as a Director and Audit Committee Chair for a number of public companies in the mining industry.

Mr. Eppler is currently CEO of Sierra Partners, LLC and president of New World Advisors, both of which provide strategic and business advisory services to global resource companies. Previously, he was a VP of Newmont Mining Corp. from 1995 to 2004. He was VP Corporate Planning from 1995 to 1998; President of Newmont Indonesia from 1998 to 2001; VP Corporate Development from 2001 to 2002; and VP Newmont Capital, Ltd. from 2002 to 2004. He earned a BA from Middlebury College and a MS from the Colorado School of Mines. He serves as a director of Vista Gold Corporation and Golden Minerals Company.

Dr. Jennings brings more than 50 years experience in geology, mineral exploration, and mine development and operations to the Augusta Board. He has directed exploration projects throughout the world, and has been involved in the discovery of several gold mines and diamond and base metal deposits. Formerly the President and Chairman of Southern Era Resources and the Chairman of Southern Era Diamonds Inc., Dr. Jennings has served on the Boards and Committees of the Board of numerous exploration and mining companies, publicly listed and private companies in Canada, U.K., Australia and South Africa throughout his lengthy career. These include Augusta Resources, SouthernEra Resources, SouthernEra Diamonds, Messina Ltd, Southern Platinum, Tsodilo Resources, Kimberley Diamond Coy, Tribute Minerals Corp., Naka Ltd, Repadre Resources, Reunion Resources, Aber Resources Life Science Nutritionals among others. He has taken course work in Financial and Managerial Accounting through the University of S. Africa.

Pre-approval Policy

The Audit Committee nominates and engages the independent auditors to audit the financial statements and approves all audit, audit-related services, tax services and other services provided by the Company’s external auditors. Any services provided by the Company’s external auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The Chairman of the audit committee is permitted to pre-approve work undertaken by the Company’s external auditors between audit committee meetings of up to C$25,000 per engagement.

External Auditor Service Fees

The aggregate fees billed in Canadian dollars by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees (1)	Audit related Fees (2)	Tax Fees (3)	All Other Fees(4)
2010	$380,000	$58,500	$69,120	$57,850
2011	$327,200	$2,000	$73,504	-

(1)	The aggregate audit fees billed and accrued.
(2)

The aggregate fees billed for audit related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”.

(3)	Corporate income tax advisory and planning fees.
(4)	Prospectus, IFRS and due diligence work.

ITEM 14:            ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year is available on SEDAR at www.sedar.com.

In addition, copies of documents, may be obtained from the Company by contacting the Company at Suite 400 – 837 West Hastings Street, Vancouver, BC, V6C 3N6, telephone (604) 687-1717, fax (604) 687-1715.

APPENDIX 1

Augusta Resource Corporation
(the “Corporation”)

Audit Committee Charter

ARTICLE 1
OVERALL PURPOSE/OBJECTIVES

1.1

The Audit Committee (the “committee”) will provide independent review and oversight of the Corporation’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, recommendation, oversight and compensation of the Corporation’s external auditors. The committee will also assist the board of directors of the Corporation (the “Board”) in fulfilling its responsibilities in reviewing the Corporation's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of the external auditors. The committee will also be responsible for reviewing the Corporation’s financial strategies, its financing plans and its use of the equity and debt markets.

1.2	To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Corporation’s business, operations and risks.

ARTICLE 2
AUTHORITY

2.1

The Board authorizes the committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to retain outside legal or professional counsel and other experts and to ensure the attendance of company officers at meetings as appropriate. The committee will have the authority to engage such independent counsel and other advisers as it deems necessary to carry out its duties. The committee will also have authority to obtain advice and assistance from any officer or employee of the Corporation.

ARTICLE 3
FUNDING

3.1	The Corporation will provide appropriate funding, as determined by the committee, for payment of:

	(a)	compensation to the Corporation's external auditors, as well as any other accounting firm engaged to perform audit, review, financial and accounting advisory services for the Corporation;

	(b)	any independent counsel or other adviser retained by the committee; and

	(c)	ordinary administrative expenses of the committee that are necessary or appropriate in carrying out its duties.

The committee will promptly report to the Board its engagement of any advisor, including the scope and terms of such engagement.

ARTICLE 4
ORGANIZATION

4.1	Membership.

	(a)	The Committee will be comprised of not less than three members of the Board.

(b)

All of the members of the committee will meet the applicable independence and experience requirements of the law, including MI 52-110 of the Canadian Securities Administrators (“MI 52-110”), Sarbanes-Oxley, the rules promulgated by the Securities and Exchange Commission (the “SEC”), and rules promulgated by the NYSE Amex Equities (the “NYSE Amex”) (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

(c)

One of the members of the committee will be an “audit committee financial expert” pursuant to the requirements of the SEC and NYSE Amex (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

	(d)	No director who serves on the audit committees of more than three public corporations other than the Corporation will be eligible to serve as a member of the committee.

(e)

Each member of the committee will be appointed by the Board on an annual basis immediately following each annual general meeting of the shareholders of the Corporation, and will serve at the pleasure of the Board or until the earlier of:

(i) the commencement of the next annual meeting of the shareholders of the Corporation at which the member’s term of office expires;

(ii) the death of the member; or

(iii) the resignation, disqualification or removal of the member from the committee or from the Board.

The Board may fill any vacancy in the membership of the committee.

	(f)	If not appointed by the Board, the chairman of the committee will be elected by the committee from among their members from time to time.

(g)

A quorum for any meeting will be a majority of the members of the committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. Decisions by the committee will be by the affirmative vote of a majority of the members of the committee, or by consent resolutions in writing signed by each member of the committee.

	(h)	The secretary of the committee will be such person as may be appointed by the committee.

4.2	Attendance at Meetings.

	(a)	The committee may invite such other persons (e.g. the CEO and/or the CFO) to its meetings, as it deems appropriate.

(b)

The external auditor is entitled to receive notice of, and to be present and participate at, all meetings of the committee, and may be expected to comment on the financial statements in accordance with best practices.

(c)

Meetings of the committee will be held at least on a quarterly basis. Special meetings may be convened by any member of the committee, by either the Chief Executive Officer or the Chief Financial Officer of the Corporation, or by the external auditors, as required.

	(d)	The proceedings of all meetings of the committee will be minuted.

ARTICLE 5
ROLES AND RESPONSIBILITIES

5.1	The committee will:

	(a)	be directly responsible for:

		(i)	the selection of a firm of external auditors to be proposed for election as the external auditors of the Corporation,

		(ii)	the oversight of the work of the Corporation’s external auditors, who will be required to report directly to the committee,

		(iii)	subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation of the external auditors of the Corporation, and

		(iv)	if deemed appropriate by the committee, the replacement of the incumbent external auditors;

	(b)	consider and oversee the independence of the external auditors, including:

		(i)	reviewing the range of services provided in the context of all consulting services bought by the Corporation,

		(ii)	requiring receipt by the committee of an annual formal written statement from the Corporation's external auditors delineating all relationships between the external auditors and the Corporation,

		(iii)	discussing with the external auditors any such relationships that may impact the objectivity and independence of the external auditors, and

		(iv)	otherwise taking all appropriate actions as required to oversee the independence of the external auditors;

(c)

assure the regular rotation of the lead audit partner and the concurring partner every five years (with a five year time-out period after rotation), and the regular rotation of other audit partners engaged in the annual audit of the Corporation every seven years (with a two year time-out period after rotation), or as otherwise required by law or the rules of the NYSE Amex;

(d)

be responsible for the pre-approval of all audit services and permissible non-audit services to be provided to the Corporation (or any of its subsidiaries) by the external auditors, subject to any exceptions provided by applicable laws, including the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules of the SEC promulgated thereunder, provided that such pre-approval authority may be delegated by the committee to any member of the committee who is both “independent” and “unrelated” on the condition that any such pre-approval must be presented to the committee at its first scheduled meeting following any such approval;

(e)

consult with the external auditors, senior management, internal auditing staff (if any) of the Corporation and such other advisers as the committee may deem necessary regarding their evaluation of the adequacy of the Corporation's “internal controls over financial reporting” and “disclosure controls and procedures” (as such terms are defined by the SEC), and make specific recommendations to the Board in connection therewith;

(f)	be responsible for the review and oversight of all related-party transactions, as such term is defined by the rules of the NYSE Amex;

(g)	establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and

(ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters,

and review periodically with management these procedures and, if appropriate, any significant complaints received, to the extent required by the 1934 Act, the rules of the SEC or the NYSE Amex;

(h)	set clear hiring policies for employees or former employees of the Corporation’s external auditors;

(i)	gain an understanding of whether internal control recommendations made by the external auditors have been implemented by management;

(j)	gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively;

(k)	review the Corporation’s strategic and financing plans to assist the Board’s understanding of the underlying financial risks and the financing alternatives;

(l)	review management’s plans to access the equity and debt markets and to provide the Board with advice and commentary thereon;

(m)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the Corporation’s financial statements;

(n)	review any legal matters which could significantly impact the financial statements as reported on by the general counsel or management and meet with outside counsel whenever deemed appropriate;

(o)

review the annual and quarterly financial statements, the related management discussion and analysis and any related news releases and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles, and, if appropriate, recommend to the Board that the annual and quarterly financial statements, the related management discussion and analysis and news releases be approved and issued;

(p)	pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof;

(q)	focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies;

(r)	review audit issues related to the Corporation's material associated and affiliated companies that may have a significant impact on the Corporation's equity investment;

(s)	meet with management and the external auditors to review the annual financial statements, the results of the annual audit and any recommendations by the auditors in connection therewith;

(t)	assess the fairness of the interim financial statements and disclosures, and obtain explanations from management on whether:

(i) actual financial results for the interim period varied significantly from budgeted or projected results,

(ii) generally accepted accounting principles have been consistently applied,

(iii) there are any actual or proposed changes in accounting or financial reporting practices,

(iv) there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure;

(u)	review, prior to the commencement of each annual audit:

(i)

the external auditors' proposed audit plan (including the scope, focus areas, timing and key decisions, and general approach underlying the audit plan) and ensure no unjustifiable restriction or limitations have been placed on the scope thereof, and

(ii)	the appropriateness and reasonableness of the proposed audit fee;

(v)

meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately, including the results of the external auditors’ review of the adequacy and effectiveness of the Corporation’s accounting and financial controls;

(w)	endeavour to cause the receipt and discussion, on a timely basis, of any significant findings and recommendations made by the external auditors;

(x)

obtain regular updates from management and the company's legal counsel regarding compliance matters, as well as certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance to the extent applicable;

(y)	ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business of the Corporation;

(z)	if necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist in any such investigations;

(aa)	review and assess the adequacy of this charter, on an annual basis, and provide any suggested amendments or updates to the Board for review and approval;

(bb)

work with the Board to determine an appropriate annual budget for the committee and its required activities, including but not limited to the compensation of the external auditors and any outside counsel or other experts retained by the committee; and

(cc)	generally, perform other functions as may be requested from time to time by the Board.

Adopted November 13, 2009